Exhibit 16.1

May 20, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 20, 2011 of Solar Enertech Corp. and are in agreement with the statements contained in the first four paragraphs on page 2 therein. Regarding the registrant's statement concerning the material weakness in internal controls over financial reporting, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2009 and 2010 consolidated financial statements. We have no basis to agree or disagree with other statements of the registrant contained in the remainder of the Form 8-K.

/s/ Ernst & Young Hua Ming